Christian E. Plaza (703) 456-8006 plaza@cooley.com	VIA EDGAR AND HAND DELIVERY

November 17, 2008

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler
Ms. Laura Crotty
Ms. Suzanne Hayes

Re:	Micromet, Inc.
Registration Statement on Form S-3
Registration No. 333-154732

Ladies and Gentlemen:

On behalf of Micromet, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3, Registration No. 333-154732 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to the Registration Statement since being filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 24, 2008, to the staff of the Division of Corporation Finance (the “Staff”), in care of Ms. Crotty.

The Amendment is being filed in response to comments received from the Staff by letter dated October 30, 2008 with respect to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Description of Private Placement addressed in Form 8-K filed October 6, 2008

1.
Please revise the registration statement to discuss the facts and circumstances of the private placement conducted by the company on September 29, 2008 in which 9,411,948 shares of common stock and 2,823,584 shares of common stock issuable upon the exercise of warrants were issued. We note that this desription is included in the Form 8-K filed by the company on October 6, 2008.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

November 17, 2008
Page Two

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 2 of the Amendment to discuss the facts and circumstances of the private placement transaction.

Form S-3

2.
It appears that the Form 8-K filed by the company on October 6, 2008 was not timely filed in accordance with General Instruction B.1 of Form 8-K, resulting in the company’s loss of eligibility to use Form S-3 pursuant to General Instruction I.3(b) of Form S-3. Please explain to us why you believe you are eligible to use the Form S-3, or, in the alternative, please amend your registration statement on an appropriate form.

Response to Comment 2:

The Company supplementally advises the Staff that, with respect to the Form 8-K filed by the Company on October 6, 2008, on November 6, 2008 the Company submitted a request to the Commission’s Office of Chief Counsel (“OCC”) to waive the eligibility requirement set forth in General Instruction I.A.3(b) to Form S-3 for purposes of Form S-3 eligibility. On November 14, 2008, Mark Vilardo of OCC notified Cooley Godward Kronish LLP that the Company’s request for a waiver would be granted. Accordingly, the Company believes it is currently eligible to use Form S-3.

* * * *
As requested by the Staff, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please fax any additional comment letters concerning the Registration Statement to (703) 456-8100 and direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at (703) 456-8006 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Christian E. Plaza
Christian E. Plaza

cc:	Darren K. DeStefano, Cooley Godward Kronish LLP
Matthias Alder, Micromet, Inc.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM